FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

Announcement from Patti Hart

Executive Communications — August 11, 2014

All,

I am pleased to inform you of the completion of one of our first steps toward finalizing our merger agreement transaction with GTECH.  Today we have announced that IGT has been granted early termination of our Hart-Scott-Rodino waiting period.

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, commonly known as the HSR Act, is a set of amendments to U.S. antitrust laws that requires parties involved in mergers or acquisitions to receive clearance from federal antitrust authorities.

This milestone satisfies one of the conditions required for us to finalize our transaction.  Our next steps include approvals by shareholders of IGT and GTECH, as well as clearances from certain foreign antitrust regulators and approvals from gaming authorities.

Today’s press release is attached, and we will keep you informed as we continue our progress.  Until all conditions have been satisfied and the transaction has closed, we remain an independent company, and we continue with business as usual.

We are one step closer to the future and I appreciate the commitment and support from each of you!!!

Onward-

Patti

News Release

IGT Granted Early Termination of Hart-Scott-Rodino Waiting Period for GTECH Merger Agreement

LAS VEGAS — Aug. 11, 2014 — Global casino gaming entertainment leader IGT (NYSE: IGT) announced that it received early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) with respect to the Company’s previously announced acquisition by GTECH S.p.A.

On July 16, IGT announced that it had entered into a definitive merger agreement with GTECH S.p.A. for the acquisition of IGT by GTECH for $6.4 billion, comprised of $4.7 billion in cash and stock and the assumption of $1.7 billion in net debt.  Under the terms of the transaction, IGT and GTECH would combine under a newly formed holding company organized in the United Kingdom (NewCo).

Termination of the HSR Act waiting period satisfies one of the conditions required to finalize the acquisition. The transaction is subject to additional conditions, including the receipt of foreign antitrust clearances, required gaming approvals and approval by the IGT and GTECH shareholders.  The transaction is currently expected to be completed in the first or second quarter of 2015.

About IGT

International Game Technology (NYSE: IGT) is a global leader in casino gaming entertainment and continues to transform the industry by translating casino player experiences to social, mobile and interactive environments for markets around the world. IGT’s acquisition of DoubleDown Interactive provides engaging social casino style entertainment to approximately 6 million players monthly. More information about IGT is available at IGT.com or connect with IGT at @IGTNews or facebook.com/IGT. Anyone can play at the DoubleDown Casino by visiting http://apps.facebook.com/doubledowncasino or doubledowncasino.com

About GTECH

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Milan Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 60 countries. For more information, please visit www.gtech.com.

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com or within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “would,” “expect,” “will,” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; the possibility that the transaction will not close, including by any failure to satisfy other closing conditions to the proposed transactions or a termination of the merger agreement and other risks and uncertainties described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission Except as required under applicable law, IGT does not assume any obligation to update these forward-looking statements.

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IGT Contacts:

Investor Relations Contact

Kate Pearlman

Vice President, Investor Relations and Treasury

+1 866-296-4232

Media Contacts

Susan Cartwright

Vice President, Corporate Communications

+1 702-669-8076

Phil O’Shaughnessy

Director Global Corporate Communications

+1 702-669-2975